Watford Holdings Ltd. Waterloo House, 1st Floor 100 Pitts Bay Road Pembroke HM 08 Bermuda Tel: 441 278 3450 Fax: 441 278 3451 www.watfordre.com

March 25, 2019
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Attention:	Ms. Christine Westbrook and Ms. Erin Jaskot

Re:	Request for Acceleration of Effectiveness Watford Holdings Ltd. Registration Statement on Form S-1 (File No. 333-230080)
Dear Ms. Westbrook and Ms. Jaskot:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Watford Holdings Ltd. (the "Company") hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended through the date hereof) (the "Registration Statement") relating to the registration of 3,593,003 common shares, par value $0.01 per share, of the Company be accelerated to March 26, 2019 at 4:30 p.m. EDT or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Clifford Chance US LLP, by calling Gary D. Boss at (212) 878-8063.
We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that the Company is aware of its responsibilities under the federal securities laws as they relate to the resale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Gary D. Boss of Clifford Chance US LLP at the number set forth above. Thank you for your assistance in this matter.
[Signature page follows.]

Sincerely,

/s/ John F. Rathgeber
John F. Rathgeber
Chief Executive Officer

cc:

Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Clifford Chance US LLP
Gary D. Boss
Per B. Chilstrom